Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated November 2, 2007 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:
On November 2, 2007, the Company announced it has entered into a definitive agreement to acquire the electrical products business of Katy Industries, Inc. (Katy) (OTCBB:KATY), which operates in the United States as Woods Industries, Inc. (Woods U.S.) and in Canada as Woods Industries (Canada) Inc. (Woods Canada). The principal business of Woods U.S. and Woods Canada is the design and distribution of consumer electrical corded products, which are sold principally to national home improvement, mass merchant, hardware and other retailers.
Coleman Cable will purchase certain assets of the U.S. subsidiary and all the stock of the Canadian subsidiary for a total cash purchase price of $45 million (which does not include the effect of post-closing working capital adjustments). Included in the acquisition is net working capital in excess of $41 million. Coleman Cable will utilize its current revolving credit facility to fund the purchase price. The closing of the transaction is subject to customary closing conditions and is expected to occur effective November 30, 2007.
The Company disclosed the letter of intent relating to the acquisition in its Report on Form 10-Q for the period ended June 30, 2007.
Various statements included in this supplement regarding the proposed transaction, its expected financial and operating effects, the timing and completion of the proposed transaction and any other statements about the Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors out of our control that could result in our not consummating the acquisition (such as the failure to satisfy closing conditions or the occurrence of a material adverse effect) or that could cause the actual results of the acquisition to differ materially from those indicated by such forward-looking statements, including: the ability to realize the anticipated benefits of the transaction described above, intense competition in Coleman’s industry, the adverse reaction of suppliers and customers to the change in control; unknown circumstances regarding the acquired businesses; changes in government regulation, failure to manage the integration of the acquired businesses and other risks that are set forth in the Prospectus.